Filed by Akers Biosciences, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: MyMD Pharmaceuticals, Inc.

Commission File No.: 001-36268

Study identifies effects of temperature changes on SARS-CoV-2 transmission

●	Findings of study published in PLOS One found a highly significant correlation between temperature and the rate of increase in COVID-19

●	An estimated one degree increase in temperature is associated with a 1% decrease in COVID-19 transmissions, and a one degree decrease in temperature is associated with a 3.7% increase in transmission rate

BALTIMORE, MD. – Feb. 17, 2021 – Akers Biosciences, Inc. (Nasdaq: AKER), with its proposed merger partner MyMD Pharmaceuticals, Inc. (“MyMD”), a clinical stage pharmaceutical company committed to extending healthy lifespan by focusing on developing two therapeutic platforms, today announced a new study published in PLOS ONE authored by Adam Kaplin, M.D., Ph.D., Chief Scientific Officer of MyMD Pharmaceuticals, which demonstrates rising temperatures during spring and summer months are associated with slower rates of COVID-19 transmission, consistent with the behavior of a seasonal respiratory virus. Severe Acute Respiratory Syndrome Coronavirus 2 (SARS-CoV-2) (COVID-19) belongs to a large family of human coronaviruses, most of which display increased transmission in cooler, less humid months, and decreased transmission in warmer and more humid months.

A study to determine the relationship between COVID-19 transmission rates and rising local temperatures was conducted among 50 representative Northern Hemisphere countries that meet specific criteria, such as having sufficient COVID-19 cases and meteorological data for analysis. The results concluded that boreal summer months are associated with slower rates of COVID-19 transmission, showing highly significant and robust correlation between temperature and the rate of increase in COVID-19. Data suggested that between the range of 30 to 100 degrees Fahrenheit, a one-degree temperature increase is associated with a 1% decrease in the rate of transmission and a one-degree temperature decrease is associated with a 3.7% increase in the rate of transmission. Knowledge of COVID-19 seasonality could prove useful in local planning for phased reductions, social interventions and preparing for the timing of possible pandemic resurgence during cooler months.

“The present findings of this research suggest that, like other seasonal viruses, SARS-CoV-2 could prove to be extremely difficult to contain over time, unless there is a concerted and collaborative global effort to work to end this pandemic,” said Adam Kaplin, M.D., Ph.D., Chief Scientific Officer of MyMD Pharmaceuticals and adjunct faculty at Johns Hopkins--previously Clinical Director and Assistant Professor of Psychiatry and Behavioral Sciences for Johns Hopkins Psychiatric Esketamine Clinic and Director of the Neuropsychiatry Multiple Sclerosis Consultation Clinic. “There is a continuing need to develop more effective therapeutics to treat COVID-19 in the coming months, until eradication takes place on a global level, and we continue to look at leading institutions as partners for our upcoming Phase II trial of MyMD-1 in Covid.”

For more information, visit the following link to the PLOS One study.

https://journals.plos.org/plosone/article?id=10.1371/journal.pone.0246167

About MyMD Pharmaceuticals, Inc.

MyMD is a clinical stage pharmaceutical company committed to extending healthy lifespan by focusing on developing two therapeutic platforms. MYMD-1 is a drug platform based on a clinical stage small molecule that regulates the immunometabolic system to control TNF-α and other pro-inflammatory cytokines. MYMD-1 is being developed to treat autoimmune diseases, including those currently treated with non-selective TNF-α blocking drugs, and aging and longevity. SUPERA-1R is a drug platform based on a novel (patent pending) synthetic derivative of cannabidiol (CBD) that targets numerous key receptors including CB2 and opioid receptors and inhibits monoamine oxidase. SUPERA-1R is being developed to address the rapidly growing CBD market, that includes FDA approved drugs and CBD products not currently regulated as a drug. For more information, visit www.mymd.com.

About Akers Biosciences Inc.

Akers Biosciences is pursuing rapid development and manufacturing of a COVID-19 vaccine candidate in collaboration with Premas Biotech PVT Ltd.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Akers and MyMD, Akers has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Akers and MyMD that also constitutes a prospectus of Akers and the definitive joint proxy statement statement/prospectus will be mailed to shareholders of Akers and MyMD. Akers and MyMD also plan to file other relevant documents with the SEC regarding the proposed transaction. AKERS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AKERS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Akers with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Akers with the SEC by contacting Investor Relations by mail at Akers Biosciences, Inc., Attn: Investor Relations, 1185 Avenue of the Americas, 3rd Floor, New York, New York USA 10036. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Akers and MyMD, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Akers’ directors and executive officers is included in Akers’ Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 25, 2020, as amended on October 21, 2020, and the proxy statement for Akers’ 2020 annual meeting of stockholders, filed with the SEC on July 29, 2020. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Akers and MyMD undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, risks relating to the completion of the merger, including the need for stockholder approval and the satisfaction of closing conditions; the cash balances of the combined company following the closing of the merger; the ability of Akers to remain listed on the Nasdaq Capital Market in connection with the merger; and expected merger-related cash outlays, including the timing and amount of those outlays. Risks and uncertainties related to MyMD that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: the timing of, and MyMD’s ability to, obtain and maintain regulatory approvals for clinical trials of MyMD’s pharmaceutical candidates, the timing and results of MyMD’s planned clinical trials for its pharmaceutical candidates, the amount of funds MyMD requires for its pharmaceutical candidates; increased levels of competition; changes in political, economic or regulatory conditions generally and in the markets in which MyMD operates; MyMD’s ability to retain and attract senior management and other key employees; MyMD’s ability to quickly and effectively respond to new technological developments; MyMD’s ability to protect its trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on MyMD’s proprietary rights; and the impact of the ongoing COVID-19 pandemic on MyMD’s results of operations, business plan and the global economy.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the combination, are more fully discussed in the proxy statement/prospectus that is included in the registration statement that was filed with the SEC in connection with the proposed transaction. Additional risks and uncertainties are identified and discussed in the “Risk Factors” section of Akers’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this release are based on information available to Akers and MyMD as of the date of this release. Neither Akers nor MyMD undertakes any obligation to update such forward- looking statements to reflect events or circumstances after the date of this release.

Investor Contact:

Brett Mass

646-536-7331

brett@haydenir.com

www.haydenir.com

Media Contact:

Will Johnson

201-465-8019

MYMD@antennagroup.com

www.antennagroup.com

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